Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: MCI, Inc.
Commission File No.: 001-10415

On May 2, 2005, MCI, Inc. sent the following communication to its employees:

From: Michael Capellas
Sent: Monday, May 02, 2005 7:55 PM
To: All MCI Employees Worldwide
Subject: MCI and Verizon Update

I would like to give you an update on the latest developments in the proposed Verizon/MCI merger.

We announced today that Verizon increased its offer for MCI and that the MCI Board of Directors unanimously determined that the offer is superior to the offer received from Qwest on April 21.

Verizon's revised offer provides at least $26.00 per MCI share, comprised of $5.60 in cash which would be paid upon approval of the transaction by MCI's shareholders, plus the greater of 0.5743 Verizon shares for every share of MCI Common Stock or Verizon shares or cash valued at $20.40.

In comparing the financial terms of Verizon’s revised offer to Qwest’s offer, MCI’s Board considered the following factors, among others:

*	The changing competitive nature of the telecommunications industry and the expected competitive position of a combined Verizon/MCI versus a combined Qwest/MCI
*	The increasing need for scale and comprehensive wireless capabilities
*	Access cost economics
*	The level and achievability of synergies
*	The size of Qwest's contingent liabilities and the risks associated with those liabilities
*	The range of possible values for tax savings that could result from Qwest's net operating losses
*	Relative strengths of Verizon's and Qwest's capital structures
*	The ongoing ability to sustain network service quality both prior to consummation and in connection with achieving promised synergies

*	The capacity and commitment to invest in new capabilities
*	Ensuring ongoing customer confidence among MCI's large enterprise and government customers.

Following our announcement, Qwest issued a statement that said in part that it is no longer in the best interests of its shareowners, customers and employees to continue in the process.

The merger process will continue to unfold in the weeks and months ahead. The most important contribution you can make right now is to remain focused on customers and on operational excellence, just as you have been.

As always, thank you for all your efforts. We will continue to provide you with updated merger information at every important milestone.

Michael

* * *

FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the previously announced proposed transaction between MCI and Verizon; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the previously announced proposed transaction between MCI and Verizon. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.mci.com/about/investor_relations/sec/ and investor.verizon.com/SEC/.

Additional Information and Where to Find It

In connection with the previously announced proposed transaction between MCI and Verizon, Verizon filed, with the Securities and Exchange Commission (“SEC”) on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the previously announced proposed transaction between MCI and Verizon. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by MCI or Verizon because they contain, or will contain, important information about MCI, Verizon and the previously announced proposed transaction between MCI and Verizon. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by MCI or Verizon with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Free copies of Verizon’s filings are available at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Investors are urged to read the proxy statement and prospectus, the terms and conditions of the merger agreement filed by MCI on Form 8-K on February 17, 2005, the amendments thereto filed by MCI on Forms 8-K on March 10, 2005, on March 29, 2005 and on May 2, 2005, and the other relevant materials, when such other materials become available, before making any voting or investment decision with respect to the previously announced proposed transaction between MCI and Verizon.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the previously announced proposed transaction between MCI and Verizon. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of shareholders, dated April 20, 2005. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.